September 9, 2019

Jane Hamilton Nielsen
Chief Operating Officer and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

       Re: Ralph Lauren Corporation
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 16, 2019
           File No. 001-13057

Dear Ms. Hamilton Nielsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining